Exhibit 99.1

IAMGOLD delivers on 2011 guidance with strong 2011 fourth quarter production for gold and niobium; Provides guidance for 2012-2014

All amounts are expressed in US dollars, unless otherwise indicated.

TSX: IMG    NYSE: IAG

TORONTO, Jan. 16, 2012 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the following:

•	Gold production of 253,000 attributable ounces of gold in the fourth quarter of 2011;

•
The Company's 2011 total year attributable gold production from continuing operations was 896,000 ounces (within the forecast range of 870,000 to 930,000 ounces), at an average cash cost within the guidance range of $620 to $650 per ounce;

•	Including the Company's production from discontinued businesses, total year attributable gold production was 972,000 ounces;

•
In 2011, the Company produced 4.6 million kilograms of niobium (within the guidance of 4.5 to 5.0 million kilograms) with an average operating margin within the guidance range of $15 to $17 per kilogram;

•
The Company expects attributable gold production for 2012 to be in the range of 840,000 and 910,000 ounces (excluding ore stockpiled at Mouska to be processed in 2013) at a cash cost of between $670 and $695 per ounce, including royalties of approximately $95 per ounce;

•
The Company expects annual attributable gold production for 2013 and 2014 to be in the range of 1 million to 1.1 million ounces, the increase coming primarily from the planned startup of the Westwood mine in Canada;

•	The Company expects to produce between 4.6 million and 5.1 million kilograms of niobium in 2012 at a margin of between $15 and $17 per kilogram;

•	Capital expenditures for 2012 are budgeted at $880 million, with a primary focus to advance and expand the Company's core long-life assets, including the following projects:

•	the expansion of the Essakane gold mine in Burkina Faso;

•	the continued development of the Westwood gold project in Canada for startup in Q1 2013;

•	the expansion of the Rosebel gold mine in Suriname;

•	the continued underground development of the Niobec niobium mine in Canada; and

•	the expansion of the Sadiola joint venture gold project in Mali to mine and process sulphide ore.

IAMGOLD's President and CEO, Steve Letwin said, "The fourth quarter of 2011 was our best quarter of the year.  The very strong production reflects productivity improvements across all of our operations and gives us excellent momentum going into 2012. I am extremely excited about the progress we are making at enhancing the value of Niobec and the prospects of exploiting our rare earth elements potential."

2011 GOLD AND NIOBIUM PRODUCTION

The Company announced fourth quarter attributable gold production of 253,000 ounces and 2011 total year attributable gold production of 972,000 ounces, including production from discontinued operations, which was within the guidance range of 940,000 to 1,000,000 ounces.   Cash costs are expected to fall within guidance of $620 to $650 per ounce. In 2010, total year attributable gold production was 967,000 ounces at a cash cost of $574.

In 2011, IAMGOLD also produced 4.6 million kilograms of niobium at an average margin within the guidance range of $15 to $17 per kilogram as compared with 4.4 million kilograms produced at an average margin of $18 per kilogram in 2010.

The Company refers to cash costs and margins, which are non-GAAP performance measures, in order to provide investors with information about the measures used by management to monitor the performance of its mining assets. The information allows management to assess how well the mines are performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operations.

IAMGOLD, in providing its production and capital spending profile for years 2012 through 2014, has made several economic assumptions.  For 2012, the Company has assumed:

•	an annual average gold price per ounce of $1,700;

•	an annual average crude oil price per barrel of $90;

•	U.S. dollar value of the Euro of 1.40; and

•	Canadian dollar value of the U.S. dollar of $1.00.

2011 ACTUAL PRODUCTION AND 2012-2014 PRODUCTION FORECAST

Attributable Gold Production (thousands of ounces)	Q4 2011 Actual	2011 Actual	2012 Forecast	2013 Forecast	2014 Forecast
Essakane (90%)	94	337	320-345
Rosebel (95%)	104	385	370-395
Westwood (100%)	-	-	-
Mouska (100%)	19	24	-
Sadiola (41%) and Yatela (40%)	36	150	150-170
Total attributable production from continuing gold operations	253	896	840-910
From discontinued businesses	-	76	-
Total attributable gold production	253	972	840-910	1,000-1,100	1,000-1,100

Niobium (millions of kilograms)	1.2	4.6	4.6-5.1	4.6-5.1	4.8-5.3
Note:  For 2012 through 2014 the Company has assumed gold prices for reserves at $1,200 and for resources at $1,400 per ounce.  For 2013 and 2014 the Company has assumed annual average crude oil prices of $95 and $100 per barrel, a U.S. dollar value of the Euro of $1.35 and $1.35 and a Canadian dollar value of the U.S. dollar of $1.00 and $1.05, respectively.

As has been the case in previous years, the Company expects weather patterns to have a seasonal impact on the Rosebel operations in Suriname.

Steve Letwin continued, "Building on the strength of our key assets and the addition of production from Westwood, attributable gold production in 2013 is expected to grow by approximately 20% from 2012. In addition, we are actively looking for acquisitions that will create a pipeline of production growth, with a focus on targets that can provide a positive return on capital employed for our shareholders."

2012 CAPITAL EXPENDITURES

For 2012, IAMGOLD's planned capital expenditure program of $880 million is focused on advancing and expanding its core long life assets. This includes expansion of the Essakane and Rosebel mines, advancement of the Westwood development project, expansion at the Sadiola joint venture to mine and process sulphide ore underlying the Sadiola mine, and the continued underground development of Niobec. The planned capital allocation for 2012 includes approximately $100 million rollover of unspent expansion capital from 2011 due to timing of the projects, $120 million incremental expansion spending for Rosebel and $65 million for capitalized stripping at Essakane and Sadiola.

Steve Letwin further commented that, "Our best returns will come from investment in our current operations where we can leverage existing infrastructure, geological knowledge, an experienced work force and strong relationships with governments and communities in those regions.  To that end we intend to invest approximately $2.7 billion in these brownfield investments, which will be funded by a combination of our strong cash and bullion position and robust cash flows from operations, backed by our significant lines of credit."

The following table of capital spending for 2012 assumes favourable outcomes for the feasibility study to expand Essakane, for the pre-feasibility study at Niobec and for the feasibility study to mine and process the underlying sulphide ore at Sadiola. The Company has projected capital spending plans of $900 million and $950 million for 2013 and 2014, respectively.

Site	Capital Expenditure ($ millions) in 2012	Details
Westwood	220	The project remains on track for startup in early 2013.
Essakane	330	A favourable decision on the feasibility study is expected in the first quarter.
Rosebel	160	Primarily for expansion and resource development.
Niobec	90	To advance the feasibility study, underground development and other improvements.
Sadiola (IAMGOLD portion)	70	Pending a favourable outcome of the current feasibility study of the Sulphides project.
Other	10
Total	880
2012 EXPLORATION SPEND

The Company's exploration efforts remain focused in West Africa; select countries of South America including Peru, Brazil, Colombia and Suriname; and the province of Quebec in Canada.   With a strategic mandate for organic growth, the Company uses a decentralized approach supporting independent country offices spread out among the regions of focus.  Building on the success of the 2011 program, the expected 2012 exploration spend of $130 million, of which $83 million is for greenfield projects, is the most ambitious ever undertaken by IAMGOLD.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

%CIK: 0001203464

For further information:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:00e 16-JAN-12